IMAX CORPORATION

EXHIBIT 97.1

IMAX CLAWBACK POLICY

The Board of Directors (the “Board”) of IMAX Corporation (the “Company”) has adopted this Clawback Policy (this “Policy”) in accordance with the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission enacting the clawback standards under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Board or a delegated committee thereof is designated to administer this Policy (the “Administrator”). Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules, which are attached to this Policy as Appendix A. This Policy repeals and replaces the previous clawback policy adopted by the Board on February 19, 2020.

Recovery of Erroneously Awarded Incentive Compensation. The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation Received by current or former Executive Officers of the Company (“Covered Individuals") in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Clawback Trigger”). Voluntary restatements due solely to a change in applicable accounting rules or interpretations will not be considered a Clawback Trigger. The Administrator may determine not to recover Erroneously Awarded Compensation pursuant to this Policy in circumstances where non-enforcement is expressly permitted by the Clawback Rules.

No-fault Basis. This Policy applies on a no-fault basis, and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability.

Covered Compensation: This Policy applies to any Incentive-based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). Such Incentive-based Compensation includes, but may not be limited to, the following:

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Any portion of a cash bonus that is earned based wholly or in part upon the attainment of a financial reporting measure.
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Any portion of equity awards received under the Company’s Second Amended and Restated Long Term Incentive Plan, or any successor plans thereto, that is granted or vested based wholly or in part upon the attainment of a financial reporting measure.

Amount of Erroneously Award Compensation: The amount of Incentive-based Compensation subject to recovery by the Company under this Policy is the Erroneously Awarded Compensation, which is the amount of Incentive-based Compensation Received by a Covered Individual that exceeds the amount of Incentive-based Compensation that otherwise would have been Received by the Covered Individual had it been determined based on the restated amount (or otherwise determined in accordance with the Clawback Rules) and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the Incentive-based Compensation). The Administrator shall determine the amount of Erroneously Awarded Compensation.

Method of Recovery: The Administrator shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation will be recovered. Methods of Clawback may include, but are not limited to: (i) seeking repayment from the Covered Individual, (ii) reducing (subject to applicable law and the terms and conditions of applicable agreements) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus or equity plan, (iii) canceling any awards (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual, (iv) withholding payment of future increases in compensation (including annual or discretionary bonus payments) or grants of equity awards, (v) if the Covered Individual’s employment has terminated as of the date of the Clawback Trigger, or terminates following the date of the Clawback Trigger, withholding or reducing (subject to applicable law and the terms and conditions of applicable agreements) payment of any amount (including, without limitation, any bonus or equity compensation) that would otherwise be payable to the Covered Individual in connection with his or her termination; or (vi) any combination of the foregoing.

Administration: The Administrator shall interpret and construe this Policy consistent with the Clawback Rules and applicable laws and regulations and shall make all determinations necessary for the administration of this Policy. Any determinations made by the Administrator shall be final, binding and conclusive on all affected individuals. As required by the Clawback Rules, the Company shall provide public disclosures related to this Policy and any applicable recoveries of Erroneously Awarded Compensation. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern.

Indemnification: The Company or any of its affiliates shall not indemnify any Covered Individual against the loss of any portion of the amount that is and may be recovered by the Company pursuant to this Policy or any consequential loss or damage arising therefrom; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

Other Clawback Rights: This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery, and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other remedies or rights that may be available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award, or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or in any way limit recovery in compliance with the Clawback Rules.

Amendment; Termination: The Board may amend this Policy at any time in its discretion, subject to applicable law and the Clawback Rules. To the extent that the Clawback Rules cease to be in force or cease to apply to the Company, this Policy shall also cease to be in force.

Successors: This Policy shall be binding and enforceable against all Covered Individuals and their beneficiaries, heirs, executors, administrators or other legal representatives.

Approved and Adopted: July 26, 2023